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                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                         Commission File Number 0-18198    | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [ ] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended:    December 31, 1999                     +------------------+
                 -----------------------------             | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |                  |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |                  |
For the Transition Period Ended: ________________________  +------------------+

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| Read Instruction (on back page) Before Preparing Form. Please Print or Type  |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant
Master Graphics, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
70 Timber Creek Drive, Suite 5
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City, State and Zip Code
Cordova, Tennessee 38018

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
[X] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report or transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
[X] | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

Part III--Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     On February 18, 2000, Master Graphics, Inc. (the "Company") announced that in connection with the audit of the Company for the year ended December 31, 1999, the Company discovered a potentially inappropriate deferral of certain compensation and rent expenses paid in the first quarter of 1999 totaling approximately $1.0 million. The audit committee of the Company's Board of Directors engaged independent counsel to conduct an inquiry into the nature and extent of the deferral issue and its impact on the Company's financial statements and credit agreements.

     The factual investigation portion of the inquiry has been completed, however, the Company is still in the process of completing its analysis of the appropriate accounting treatment and disclosure obligations related to the deferrals. As a result, the Company's independent auditors, KMPG LLP, will not be in a position to deliver their auditor's report with respect to the Company's audited 1999 financial statements until the appropriate accounting treatment and disclosure obligations are determined.



Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

     P. Melvin Henson, Jr.          (901)                   685-2020
     ---------------------          -----               ------------------
          (Name)                    (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X ] Yes     [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company experienced a significant decline in gross profit as a percentage of sales related to lower sales by its divisions across a primarily fixed cost environment. In addition, an increase of 5% in factory labor cost negatively affected the Company's margins. Moreover, the Company expects to report impairment to the goodwill associated with its acquisitions of approximately $75 million. The Company currently anticipates that it will report a loss in excess of $100 million for the year ended December 31, 1999 and, as a result of the goodwill impairment, will have total shareholders' equity of approximately ($69 million).

     Master Graphics, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30, 2000                     By: P. Melvin Henson, Jr.
                                            -----------------------------------
                                            Name: P. Melvin Henson, Jr.
                                            Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).


SEC 1344 (2-99)


                                   Exhibit A

March 30, 2000

P. Melvin Henson, Jr.
Chief Financial Officer
Master Graphics, Inc.
70 Timber Creek Drive, Suite 5
Cordova, Tennesssee 38018

Dear Mr. Henson:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished with a copy of Form 12b-25 to be filed by Master Graphics, Inc. on or about March 30, 2000, which contains notification of the registrant's inability to file its Form 10-K by March 30, 2000. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1999, to be included in Form 10-K.

Yours very truly,

KPMG LLP